This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Subject to Completion Preliminary Term Sheet dated March 25, 2026

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-268718 and 333-268718-01
(To Prospectus dated December 8,2025,
Prospectus Supplement dated December 8, 2025 and
Product Supplement EQUITY LIRN-1 dated February 5, 2026)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	April , 2026 April , 2026 October , 2027
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

BofA Finance LLC

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF

Fully and Unconditionally Guaranteed by Bank of America Corporation

●Maturity of approximately 19 months

●1.5-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [37.50% to 47.50%]

●A positive return equal to the absolute value of the percentage decline in the price of the Underlying Fund only if the Underlying Fund does not decline by more than 15.00% (e.g., if the negative return of the Underlying Fund is -5.00%, you will receive a positive return of +5.00%)

●1-to-1 downside exposure to decreases in the Underlying Fund beyond a 15.00% decline, with up to 85.00% of your principal at risk

●All payments occur at maturity and are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes

●No periodic interest payments

●In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

●Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet, page PS-8 of the accompanying product supplement, page S-6 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is expected to be between $9.15 and $9.81 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-27 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)…………………………	$10.000	$
Underwriting discount(1)………………………	$0.175	$
Proceeds, before expenses, to BofA Finance	$9.825	$

(1)For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution; Conflicts of Interest” below.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

April , 2026

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Summary

The Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF, due October , 2027 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Global X Robotics & Artificial Intelligence ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value, you will receive a positive return equal to the absolute value of the percentage decline in the Underlying Fund from the Starting Value to the Ending Value (e.g., if the negative return of the Underlying Fund is -5.00%, you will receive a positive return of +5.00%). If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our and BAC’s credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-27.

Terms of the Notes		Redemption Amount Determination
Issuer:	BofA Finance LLC (“BofA Finance”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 19 months
Market Measure:	The Global X Uranium ETF (Bloomberg symbol: “URA”)
Starting Value:	The Closing Market Price of the Underlying on the pricing date.
Ending Value:

The average of the Closing Market Price of the Market Measure times the Price Multiplier on each calculation day occurring during the maturity valuation period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-27 of the accompanying product supplement.

Threshold Value:	85.00% of the Starting Value.
Participation Rate:	150%
Capped Value:	$[13.75 to $14.75] per unit, which represents a return of [37.50% to 47.50%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging-related charge of $0.05 per unit described in “Structuring the Notes” beginning on page TS-27.
Calculation Agent:	BofA Securities Inc. (“BofAS”), an affiliate of BofA Finance.
Capped Notes with Absolute Return Buffer	TS-2

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

The terms and risks of the notes are contained in this term sheet and in the following:

●Product supplement EQUITY LIRN-1 dated February 5, 2026:
https://www.sec.gov/Archives/edgar/data/70858/000121390026012634/ea0275800-01_424b2.htm

●Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:
https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

●You anticipate that the price of the Underlying Fund will either increase moderately from the Starting Value to the Ending Value or decrease from the Starting Value to an Ending Value that is at or above the Threshold Value.

●You are willing to risk a loss of principal and return if the price of the Underlying Fund decreases from the Starting Value to an Ending Value that is below the Threshold Value.

●You accept that the return on the notes will be capped.

●You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

●You are willing to forgo dividends or other benefits of owning the Underlying Fund or the assets held by the Underlying Fund.

●You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.

●You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

●You believe that the price of the Underlying Fund will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

●You seek 100% principal repayment or preservation of capital.

●You seek an uncapped return on your investment.

●You seek interest payments or other current income on your investment.

●You want to receive dividends or other benefits of owning the Underlying Fund or the assets held by the Underlying Fund.

●You seek an investment for which there will be a liquid secondary market.

●You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Notes with Absolute Return Buffer	TS-3

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Capped Notes with Absolute Return Buffer

This graph reflects the returns on the notes, based on the Participation Rate of 150.00%, the Threshold Value of 85.00% of the Starting Value and a Capped Value of $14.25 per unit (the midpoint of the Capped Value Range of [$13.75 to $14.75 per unit]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a Starting Value of 100, a Threshold Value of 85.00, the Participation Rate of 150%, a Capped Value of $14.25 per unit (the midpoint of the Capped Value Range of [$13.75 to $14.75 per unit]) and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value of the Underlying Fund will not include any income generated by dividends paid on the stocks included in the Underlying Fund, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer and guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
50.00	-50.00%	$6.50	-35.00%
60.00	-40.00%	$7.50	-25.00%
80.00	-20.00%	$9.50	-5.00%
85.00(1)	-15.00%	$11.50(3)	15.00%
90.00	-10.00%	$11.00	10.00%
95.00	-5.00%	$10.50	5.00%
97.00	-3.00%	$10.30	3.00%
100.00(2)	0.00%	$10.00	0.00%
103.00	3.00%	$10.45	4.50%
110.00	10.00%	$11.50	15.00%
120.00	20.00%	$13.00	30.00%
128.34	28.34%	$14.25(4)	42.50%
130.00	30.00%	$14.25	42.50%
140.00	40.00%	$14.25	42.50%
150.00	50.00%	$14.25	42.50%
160.00	60.00%	$14.25	42.50%

(1)This is the hypothetical Threshold Value.

(2)This is the hypothetical Starting Value.

(3)Any positive return based on the depreciation of the Underlying Fund cannot exceed the return provided by the Threshold Value.

(4)Any positive return based on the appreciation of the Underlying Fund cannot exceed the return represented by the Capped Value.

Capped Notes with Absolute Return Buffer	TS-4

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value:100.00
Threshold Value:85.00
Ending Value:50.00
Redemption Amount per unit
Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value:100.00
Threshold Value:85.00
Ending Value:95.00

Since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value, the Redemption Amount for the notes will be the principal amount plus a positive return equal to the absolute value of the negative return of the Underlying Fund.

Example 3
The Ending Value is 102.000, or 102.000% of the Starting Value:
Starting Value:100.000
Ending Value:102.000
Redemption Amount per unit

= $17.50 However, because any positive return based on the appreciation of the Underlying Fund cannot exceed the return represented by the Capped Value, the Redemption Amount will be $14.25 per unit

Example 4
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value:100.00
Ending Value:150.00

Capped Notes with Absolute Return Buffer	TS-5

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-8 of the accompanying product supplement, page S-7 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

■Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

■Your potential for a positive return based on the depreciation of the Underlying Fund is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 85.00% of the Starting Value, any positive return due to the depreciation of the Underlying Fund will be limited to 15.00%. The actual Threshold Value, and by extension, the cap on the positive return due to the depreciation of the Underlying Fund, will be determined on the Pricing Date. Any decline in the Ending Value from the Starting Value by more than 15.00% will result in a loss, rather than a positive return, on the notes.

■Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

■Payments on the notes are subject to our credit risk and the credit risk of BAC, and any actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■Your investment return based on any increase in the price of the Underlying Fund is limited to the amount represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the assets included in the Underlying Fund.

■We are a finance subsidiary and, as such, have no independent assets, operations or revenues.

■BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.

■The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC; and events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.

Valuation- and Market-related Risks

■The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the price of the Underlying Fund, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging-related charge, all as further described in “Structuring the Notes” beginning on page TS-27. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Fund, our and BAC’s creditworthiness and changes in market conditions.

■A trading market is not expected to develop for the notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase the notes at any price in any secondary market.

Conflict-related Risks

■BAC and its affiliates’ hedging and trading activities (including trades in shares of the Underlying Fund or the assets included in the Underlying Fund) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

Capped Notes with Absolute Return Buffer	TS-6

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

■There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.  We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

■The sponsor and investment advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

■The sponsor of the Solactive Global Uranium & Nuclear Components Total Return Index, which is the Underlying Fund’s underlying index (the “Underlying Index”), may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

■You will have no rights of a holder of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

■While BAC and our other affiliates may from time to time own securities of companies included in the Underlying Fund, we, BAC and our other affiliates do not control any company included in the Underlying Fund, and have not verified any disclosure made by any other company.

■The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or securities held by the Underlying Fund may be adversely affected, sometimes materially.

■Risks associated with the Underlying Fund or the underlying assets of the Underlying Fund will affect the share price of the Underlying Fund and hence, the value of the notes.

■The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-32 of the accompanying product supplement.

Tax-related Risks

■The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-37 of the accompanying product supplement.

Additional Risk Factors

The securities held by the Underlying Fund are concentrated in one sector. The Underlying Fund holds securities issued by companies in the uranium sector. As a result, some of the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlying Fund, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The notes are subject to foreign currency exchange rate risk. The Underlying Fund holds securities traded outside of the United States. The price of the Underlying Fund will depend upon the values of these securities, which will in turn depend in part upon changes in the value of the currencies in which the securities held by the Underlying Fund are traded. Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities held by the Underlying Fund are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the price of the Underlying Fund will be adversely affected and the value of the Underlying Fund may decrease.

There are risks associated with emerging markets. An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

A limited number of securities held by the URA may affect its price, and the securities held by the URA are not necessarily representative of the uranium industry. While the securities held by the URA are common stocks of companies generally considered to be involved in various segments of the uranium industry, the securities held by the URA may not follow the price movements of the entire uranium industry generally. As of the date of this pricing supplement, a small number of securities make up a significant portion of the total weight of the URA’s holdings. If these securities decline in value, the URA will likely decline in value even if security prices in the uranium industry generally increase in value.

Adverse conditions in the uranium sector may reduce your return on the Notes. All of the stocks held by the URA are issued by companies whose primary lines of business are directly associated with the uranium sector. The uranium sector is exposed to risks

Capped Notes with Absolute Return Buffer	TS-7

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

related to the uranium mining industry, the exploration industry, the oil, gas and consumable fuels industry and the energy sector. The uranium mining industry can be significantly affected by competitive pressures in the uranium mining industry and the price of uranium. The exploration and development of mineral deposits involve significant financial risks over a significant period of time. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. In addition, mineral exploration companies typically operate at a loss and are dependent on securing equity and/or debt financing, which might be more difficult to secure for an exploration company than for a more established counterpart. Companies in this sector are subject to substantial government regulation and contractual fixed pricing, which may increase the cost of business and limit these companies’ earnings. As a result of these factors, the value of the securities may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the uranium sector.

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Global X Funds (the “Global X Trust”) and Global X Management Company LLC (“Global X Management” and, together with Global X Trust, the “advisor”). The advisor, which licenses the copyright and all other rights to the Underlying Fund, has no obligation to continue to publish, and may discontinue publication of, the Underlying Fund. The consequences of the advisor discontinuing publication of the Underlying Fund are discussed in the section entitled “Description of the ARNs – Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-31 of the accompanying product supplement.  None of us, BAC, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of the Underlying Fund or any successor underlying fund.

The Global X Uranium ETF

The Underlying Fund is issued by Global X Funds®, a registered investment company. The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Solactive Global Uranium & Nuclear Components Total Return Index, a modified market capitalization-weighted index that is designed to measure the performance of global companies that have or are expected to have business operations or exposure in the uranium industry, including uranium mining, exploration for uranium, uranium investments, technologies related to the uranium industry and the production of nuclear components. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-151713 and 811-22209 and can be inspected through the SEC’s website at www.sec.gov. The shares of the URA trade on the NYSE Arca, Inc. under the ticker symbol “URA.”

The shares of the URA are registered under the Securities Exchange Act of 1934, as amended. Accordingly, information filed with the SEC relating to the URA, including its periodic financial reports, may be found on the SEC’s website.

The Solactive Global Uranium & Nuclear Components Total Return Index

We obtained all information contained in this term sheet regarding the Solactive Global Uranium & Nuclear Components Total Return Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Solactive AG (“Solactive”), the index sponsor. Solactive has no obligation to continue to publish, and may discontinue publication of, the Solactive Global Uranium & Nuclear Components Total Return Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Solactive Global Uranium & Nuclear Components Total Return Index in connection with the offer and sale of Notes.

The Solactive Global Uranium & Nuclear Components Total Return Index is calculated on each weekday on which the New York Stock Exchange (“NYSE”), The Nasdaq Stock Market and the London Stock Exchange are each open for general business (each, a “Calculation Day”). The Solactive Global Uranium & Nuclear Components Total Return Index is reported by Bloomberg L.P. under the ticker symbol “SOLURANT.”

The Solactive Global Uranium & Nuclear Components Total Return Index is a modified market capitalization-weighted index that is designed to measure the performance of global companies that have or are expected to have business operations or exposure in the uranium industry including uranium mining, exploration for uranium, uranium investments, technologies related to the uranium industry and the production of nuclear components. The Solactive Global Uranium & Nuclear Components Total Return Index has a base date of January 30, 2018.

Composition of the Solactive Global Uranium & Nuclear Components Total Return Index

Selection of Index Components

The composition of the Solactive Global Uranium & Nuclear Components Total Return Index is adjusted twice a year on the last day of each January and July on which the New York Stock Exchange is open for trading (a “NYSE trading day”), provided that if that day is not a Calculation Day, then the relevant adjustment will take place on the second following Calculation Day. On the tenth NYSE trading day before an Adjustment Day (a “Selection Day”), Solactive provides the “Selection Pool” which, in respect of a Selection Day, consists of the companies that fulfil the following conditions:

●Primary listing in one of the countries that are part of the Developed Markets and Emerging Markets (excluding China, India and Taiwan) as defined by the Solactive Country Classification;

●Companies with significant business operations in the uranium industry (particularly in uranium mining and exploration for uranium) (“Pure Play Companies”) or conducting business operations that are related to the uranium industry (particularly in uranium mining, exploration for uranium, physical uranium investments and technologies related to the uranium industry) in which they generate large absolute revenues (“Non-Pure Play Companies”), or companies in the list of “Nuclear Component Producers” prepared by Solactive (“Nuclear Component Producer Companies”);

●Free float market capitalization of at least US$50 million for companies that are not currently included in the Solactive Global Uranium & Nuclear Components Total Return Index on the Selection Day or at least US$30 million for companies that are currently included in the Solactive Global Uranium & Nuclear Components Total Return Index (the “Index Components”) on the Selection Day;

Capped Notes with Absolute Return Buffer	TS-8

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

●Average daily trading value in the three months prior to the Selection Day (or, in the case of a company that has completed a significant initial public offering (“significant IPO”) less than three months prior to the Selection Day, i.e. an IPO with a company level total market capitalization greater than the company level total market capitalization of at least 50% of the current Index Components as of the previous Selection Day, the period from the security’s first trading day to the Selection Day) of at least US$100,000 for companies that are not currently included in the Solactive Global Uranium & Nuclear Components Total Return Index on the Selection Day or at least US$50,000 for companies that are currently included in the Solactive Global Uranium & Nuclear Components Total Return Index on the Selection Day; and

●Initial public offerings with less than three calendar months of trading history as of the Selection Day must have been listed at least 10 calendar days prior to the Selection Day, if considered as significant IPO, and three calendar months prior to the Selection Day, in the case of other IPOs.

The companies selected after completion of the above steps will be considered as exposed to controversial weapons and removed from the Selection Pool if (1) it is involved in the production development or maintenance of anti-personnel mines, biological or chemical weapons, cluster munitions, depleted uranium, nuclear weapons or any other weapons that violate humanitarian principles through normal use; (2) it produces or develops key and dedicated components for controversial weapons; (3) it holds more than a 20% stake in a company that is involved in controversial weapons; or (4) it is more than 50% owned by a company that is involved in controversial weapons.

The overall number of Non-Pure Play Companies and Nuclear Component Producer Companies (in aggregate) will be capped at 15, with preference given to current Index Components first and then prioritized by free float market capitalization. Otherwise, all members of the Selection Pool are included as Index Components. The selection of the Index Components is fully rule-based and no discretionary decisions can be made.

Weighting of the Index Components

On each Selection Day, the weights of the selected Index Components are determined by applying an effective market capitalization weighting scheme that accounts for liquidity in determining final weights.

●The weight of a selected Index Component will be determined based on the lesser of free float market capitalization and average daily trading volume multiplied by 2000.

●Non-Pure Play Companies and Nuclear Component Producer Companies will be capped at 2.00%.

●The maximum weight of a Pure Play Company is 22.50%.

●The aggregate weight of all Pure Play Companies with a weight larger than or equal to 5.00% will be capped at 47.50%.

●All remaining Pure Play Companies are capped at 4.75%.

●The aggregate weight of all Index Components structured as investment trusts which provide exposure to physical uranium is capped at 10%. Any excess weight resulting from this procedure will be redistributed to all the remaining constituents which are not capped on a pro-rata basis.

Quarterly Diversification Review

On each Monitoring Selection Day (as defined below), the Index Components will be reviewed for a breach of the following criteria:

●The maximum weight of the top Index Component must not be larger than 25%. If this criterion is breached, the stock is capped at 22% and the excess weight is redistributed to other non-capped stocks.

●The maximum aggregate weight of the top 5 Index Components must not exceed 60%. If this criterion is breached, the stocks will be proportionally capped at 55% and the excess weight is redistributed to other non-capped stocks.

●The maximum weight of Index Components with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and US$25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) must not exceed 30%. If this criterion is breached, the stocks with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and US$25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) will be proportionally capped at 25% and the excess weight is redistributed to other non-capped stocks.

●The maximum weight of Index Components with a market capitalization below US$100 million must not account for more than 10%. If this criterion is breached, stocks with market capitalization below US$100 million will be proportionally capped at 9% and the excess weight is redistributed to other non-capped stocks.

This reweighting process will be repeated until none of the constraints are breached. In the event that the above criteria cannot be satisfied using the buffers described above, the weighting will be reviewed by an oversight committee composed of staff from Solactive and its subsidiaries (the “Oversight Committee”). After the review, the decision will be announced publicly.

The “Monitoring Selection Day” is the NYSE trading day that is ten NYSE trading days before the Monitoring Adjustment Day. The “Monitoring Adjustment Day” is the last NYSE trading day in each April and October, provided that if that day is not a Calculation Day, then the relevant Monitoring Adjustment Day will be the second following Calculation Day.

Rebalance

In order to reflect the new selection of the Index Components determined on the Selection Day and new weights as determined on the Monitoring Selection Day, the Solactive Global Uranium & Nuclear Components Total Return Index is adjusted on the Adjustment Day and Monitoring Adjustment Day (each, a “Rebalance Day”) after the calculation time of its closing value. This is carried out by implementing the shares as determined on the Selection Day based on the weights calculated on the Selection Day. Solactive will publish any changes made to the Index Components with sufficient notice before the Rebalance Day on the Solactive website. The Solactive Global Uranium & Nuclear Components Total Return Index is not rebalanced extraordinarily.

Calculation of the Solactive Global Uranium & Nuclear Components Total Return Index

The Solactive Global Uranium & Nuclear Components Total Return Index is calculated as a net total return index. A net total return index seeks to replicate the overall return from holding a portfolio consisting of the Index Components. In order to achieve this aim, a net total return index considers payments, such as dividends, after the deduction of any withholding tax or other amounts an investor holding the Index Components would typically be exposed to. The Solactive Global Uranium & Nuclear Components Total Return Index’s index level on a given Calculation Day is calculated as the sum of the market capitalization of the Index Components divided by the divisor, which is a mathematical factor defined at the inception of the Solactive Global Uranium &

Capped Notes with Absolute Return Buffer	TS-9

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Nuclear Components Total Return Index. The divisor is adjusted by certain corporate actions and index rebalances. Additionally, dividends paid by any Index Component are applied across the entire Underlying Fund by changing the divisor. The level of the Solactive Global Uranium & Nuclear Components Total Return Index changes based on the change of the prices of its Index Components taking into account their weight in the Solactive Global Uranium & Nuclear Components Total Return Index and any currency conversion in case the price of an Index Component is not quoted in U.S. dollars.

For intraday calculation of the Solactive Global Uranium & Nuclear Components Total Return Index, prices of Index Components not in U.S. dollars are converted using the current Intercontinental Exchange spot foreign exchange rate. If there is no current price available for an Index Component, the later of the most recent closing price or the last available trading price for the preceding trading day is used in the calculation. For the daily index closing value calculation, trading prices of Index Components not in U.S. dollars are converted using the 4pm London time WM Fixing quoted by Reuters. If there is no 4pm London time WM Fixing for the relevant Calculation Day, the last available 4pm London time WM Fixing will be used for the index closing value calculation.

Under certain circumstances, an adjustment of the Solactive Global Uranium & Nuclear Components Total Return Index may be necessary between two regular Rebalance Days. Such adjustment has to be made if a corporate action in relation of an Index Component occurs. Such adjustment may have to be done in relation to an Index Component and/or may also affect the number of Index Components and/or the weighting of certain Index Components.

Maintenance of the Solactive Global Uranium & Nuclear Components Total Return Index

The composition of the Solactive Global Uranium & Nuclear Components Total Return Index is reviewed on each Selection Day. Solactive will publish any changes made to the Index Components with sufficient notice before the relevant Adjustment Day.

As part of the index maintenance, Solactive will consider various events—also referred to as corporate actions—which result in an adjustment to the Solactive Global Uranium & Nuclear Components Total Return Index between two regular rebalances. Such events have a material impact on the price, weighting or overall integrity of Index Components. Therefore, they need to be accounted for in the calculation of the Solactive Global Uranium & Nuclear Components Total Return Index. Corporate actions will be implemented from the cum-day to the ex-day of the corporate action, so that the adjustment to the Underlying Index coincides with the occurrence of the price effect of the respective corporate action. Solactive considers the following, but not conclusive, list of corporate action as relevant for index maintenance: cash distributions, stock distributions, share splits, reverse splits, capital increases, share repurchases, spin-offs, mergers and acquisitions, delistings, nationalization of a company and insolvency.

Oversight of the Solactive Global Uranium & Nuclear Components Total Return Index

The Oversight Committee is responsible for decisions regarding any amendments to the rules of the Solactive Global Uranium & Nuclear Components Total Return Index. Any amendment to these rules must be submitted to the Oversight Committee for prior approval and will be made in compliance with Solactive’s methodology policy.

The following graph shows the daily historical performance of the Underlying Fund in the period from January 1, 2016 through March 19, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On March 19, 2026, the Closing Market Price of the Underlying Fund was $48.27.

Historical Performance of the Underlying Fund

70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25
Jan-26

*]

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund

Capped Notes with Absolute Return Buffer	TS-10

Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

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Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

The costs included in the public offering price of the notes will include a fee paid by us to LFT Securities, LLC for providing certain electronic platform services with respect to this offering. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

MLPF&S and BofAS, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the case of BofAS and as dealer in the case of MLPF&S in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

●the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your MLPF&S financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund.  The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third-party hedge providers.

For further information, see “Risk Factors” beginning on page PS-7 and “Use of Proceeds” on page PS-22 of the accompanying product supplement.

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Capped Notes with Absolute Return Buffer Linked to the Global X Uranium ETF , due October , 2027

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

■There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

■You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Underlying Fund.

■Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 71 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.

■In addition, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income. Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

■Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-37 of the accompanying product supplement.

Where You Can Find More Information

We and BAC have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Capped Notes with Absolute Return Buffer	TS-14